Exhibit 99.1

Ratification of the appointment of the two directors of the Company elected at the Mandatory Annual Shareholders' Meeting held on March 27, 2024, to complete the number of board members as stipulated by the bylaws.

Board Members elected at the Mandatory Annual Shareholders' Meeting held on March 27, 2024
Mr. Iván Arriagada Herrera.

Mr. Andrónico Luksic Lederer